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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a OR 15d-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


                           For the month of May 2000.


                         INDEPENDENT ENERGY HOLDINGS PLC
                 (Translation of Registrant's Name Into English)

                                 RADCLIFFE HOUSE
                                 BLENHEIM COURT
                         SOLIHULL, WEST MIDLANDS B91 2AA
                                 UNITED KINGDOM
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

         Form 20-F  [X]  Form 40-F  [ ]

         (Indicated by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934).

               Yes  [ ]         No  [X]

         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               .)


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See attached press releases.



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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 INDEPENDENT ENERGY HOLDINGS PLC



Date:  May 10, 2000                              By:/s/ John Sulley
                                                    ----------------------------
                                                     John Sulley
                                                     Chief Executive



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                                  EXHIBIT INDEX

      EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
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
         99.1            Press Release of the Registrant, dated 10 May 2000
         99.2            Press Release of Ofgem, dated 10 May 2000